SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

MANUAL FOR SHAREHOLDERS’ PARTICIPATION IN THE EXTRAORDINARY GENERAL

MEETING OF BRASKEM S.A. OF JUNE 27, 2017

TABLE OF CONTENTS

TABLE OF CONTENTS	2
MESSAGE FROM MANAGEMENT	3
GUIDELINES FOR SHAREHOLDERS' PARTICIPATION AND DEADLINES	4
CALL NOTICE	6
RELATED DOCUMENTS AND LINKS	8
EXHIBIT 1: FORM OF POWER OF ATTORNEY - INDIVIDUAL	9
EXHIBIT 2: FORM OF POWER OF ATTORNEY - LEGAL ENTITY	10

MESSAGE FROM MANAGEMENT

Dear Shareholders,

In line with our commitment of continuously seeking the best Corporate Governance practices, we invite you to participate in the Extraordinary General Meeting, which will take place on June 27, 2017, at 10:00 a.m., at our principal place of business, located at Rua Eteno, nº 1.561, Camaçari/BA, in which the following matter will be discussed:

i)   the replacement of four (4) full members and one (1) alternate member of the Company’s Board of Directors, indicated by the controlling shareholder, for the remaining term of office in course, which will end at the time of the Ordinary General Meeting that will review the managers’ accounts for the fiscal year ending on December 31, 2017.

GUIDELINES FOR SHAREHOLDERS' PARTICIPATION AND DEADLINES

With the purpose of instructing the Shareholders regarding the procedure for participation in the General Meeting, we provide this Manual for Shareholders’ General Meeting.

The information related to such resolutions are available to the Shareholders at the Investors’ Relations website (http://www.braskem-ri.com.br/), at the CVM website (www.cvm.gov.br) and at Rua Lemos Monteiro, 120, 24º andar, Butantã, in the City of São Paulo, State of São Paulo - CEP: 05501-050, to the attention of Rosana Cristina Avolio.

The Shareholder's Participation:

The participation of the Shareholder may be done in person or through an attorney-in-fact duly established, and the detailed guidelines regarding the documentation required for representation are set forth in the Call Notice and in the Management Proposal of the Company, both made available on the date hereof, and in item 12.2 of the Company's Reference Form. In the section “General information“, we describe additional information on the participation in the General Meeting.

Foreign Shareholder Attending General Meetings

Foreign Shareholders must present the same documentation as Brazilian shareholders, provided that the documents must be notarized, consularized and apostilled, as the case may be, along with a sworn translation.

American Depositary Receipts Holders

ADR Holders shall be represented by The Bank of New York Mellon (“BONY“), as depositary institution, pursuant to the Deposit Agreement entered into with Braskem.

Forwarding of Documentation

With the purpose of expediting the works of the General Meeting, the documents requested in the items above, which allow for the participation or representation of the Shareholder in the General Meeting, are requested to be forwarded within 72 hours prior to the date designated for the holding of the General Meeting, to:

Braskem S/A

C/o Myrela Caetano da Silva Reis - Legal Department

Rua Lemos Monteiro, 120 – 22º andar - Butantã

05501-050 - São Paulo – SP – Brazil

However, it is worth stressing that, under Paragraph 2 of article 5 of ICVM 481, the shareholder that attends the General Meeting with the required documents may participate and vote, even if he/she has not delivered them in advance, as requested by the Company.

The Company shall not accept powers of attorney granted by shareholders by electronic means.

CALL NOTICE

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70 - NIRE 29300006939

A PUBLICLY-HELD COMPANY

CALL NOTICE

EXTRAORDINARY GENERAL MEETING

OF JUNE 27, 2017

The shareholders of BRASKEM S.A. (“Company”) are hereby called to hold an Extraordinary General Meeting on June 27, 2017, at 10:00 a.m., at the Company’s principal place of business located at Rua Eteno, no 1.561, Pólo Petroquímico, in the Municipality of Camaçari, State of Bahia, in order to resolve on the replacement of four (4) sitting members and one (1) alternate member of the Board of Directors of the Company, all of them indicated by the controlling shareholder, for the remaining term of office in course, which will end at the time of the Ordinary General Meeting that will review the managers’ accounts for the fiscal year ending on December 31, 2017.

Camaçari/BA, June 09, 2017.

Newton de Souza

Chairman of the Board of Directors

General Information:

1)   The Management’s Proposal (“Proposal”) contemplating the entirety of the documentation related to the matters included in the Agenda, as well as other relevant information to exercise voting rights in the General Meeting, were made available to the Company's shareholders on the date hereof, pursuant to CVM Ruling No. 481/09, as amended (“ICVM 481”), and may be accessed through the CVM website (www.cvm.gov.br), the BM&FBOVESPA website (www.bmfbovespa.com.br) or the Company website (www.braskem-ri.com.br).

2)   The Shareholder may participate in person or by a duly appointed proxy. With a view to expediting the works of the General Meeting, the Company's Management requests that the shareholders file with the Company, at the offices located at Rua Lemos Monteiro, 120, 22º andar, Butantã, CEP 05501-050, São Paulo, SP, at least 72 hours prior to the date scheduled for the Meeting, the following documents: (i) evidence issued by the financial institution depositary of the book-entry shares held thereby, within 8 days of the holding of the Meeting; (ii) power of attorney, duly compliant with the law, in case of proxy representation of the shareholder, with grantor’s signature certified by a notary public, consularization or apostille annotation (as the case may be) and sworn translation, together with the articles of incorporation, bylaws or articles of association, minutes of the Board of Directors' election (if any) and minutes of the Executive Board election if the shareholder is a legal entity; and/or (iii) with respect to shareholders participating in the fungible custody of registered shares, a statement with the respective equity interest, issued by the competent body. The shareholder or the legal representative thereof shall attend the General Meeting in possession of the proper identification documents.

However, it is worth stressing that, under Paragraph 2 of article 5 of ICVM 481, the shareholder that attends the General Meeting with the required documents may participate and vote, even if he/she has not delivered them in advance, as requested by the Company.

The Company shall not accept powers of attorney granted by shareholders by electronic means.

3)      Based on the Health, Security and Environment (HSE) Standards in force at the Company’s principal place of business, which set forth the guidelines for control of access and movement of people and vehicles in the indoor and outdoor areas of the principal place of business, we kindly request the Shareholders, and also their legal representatives in the General Meeting called herein, to arrive at least 30 minutes before the time such General Meeting is scheduled to start, in order to ensure observance of the procedures of training on the basic HSE instructions in force at the Company, which are available for consultation at its principal place of business.

RELATED DOCUMENTS AND LINKS

Braskem S.A.:	www.braskem.com.br
Investors’ Relations Braskem S.A.:	www.braskem-ri.com.br/
Brazilian Securities Commission – CVM:	www.cvm.gov.br
BM&FBovespa:	www.bmfbovespa.com.br
Brazilian Institute for Corporate Governance:	www.ibgc.org.br
Brazilian Chemical Industry Association – ABIQUIM:	www.abiquim.org.br

EXHIBIT 1: FORM OF POWER OF ATTORNEY - INDIVIDUAL

POWER OF ATTORNEY

By this private instrument and pursuant to law, __________________________, resident and domiciled at _________________, enrolled in the Individual Taxpayers' Register of the Ministry of Finance (CPF/MF) under No. __________________, appoints and constitutes as its attorney-in-fact _____________________________, to which it grants special powers to represent the interests of the Grantor in the Extraordinary General Meeting of Braskem S.A., with principal place of business located at Rua Eteno, nº 1561, Complexo Petroquímico de Camaçari, CEP 42.810-000, in the Municipality of Camaçari, State of Bahia, enrolled in the National Register of Legal Entities (CNPJ) under No. 42.150.391/0001-70, to be held on June 27, 2017, at 10:00 a.m., with powers to resolve, discuss and vote on the matters set forth in the agenda, to examine and approve documents and accounts, to contest, agree, sign minutes and attendance books.

________________, _____________ ____, 2017.

EXHIBIT 2: FORM OF POWER OF ATTORNEY - LEGAL ENTITY

POWER OF ATTORNEY

By this private instrument and pursuant to law, __________________________, with principal place of business at _________________, enrolled in the National Register of Legal Entities (CNPJ/MF) under No. __________________, herein represented by its undersigned Officers, appoints and constitutes as its attorneys-in-fact _____________________________, to which it grants special powers to, (jointly or individually) (regardless of the order of appointment), represent the interests of the Grantor in the Extraordinary General Meeting of Braskem S.A., with principal place of business located at Rua Eteno, nº 1561, Complexo Petroquímico de Camaçari, CEP 42.810-000, in the Municipality of Camaçari, State of Bahia, enrolled in the CNPJ under No. 42.150.391/0001-70, to be held on June 27, 2017, at 10:00 a.m., with powers to resolve, discuss and vote on the matters set forth in the agenda, to examine and approve documents and accounts, to contest, agree, sign minutes and attendance books.

________________, _____________ ____, 2017.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 9, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.